KRUE BROCK

krue@chattanoogafc.com

PROFESSIONAL EXPERIENCE

Chattanooga FC, Co-founder and Board of Directors (2009-present)
Chattanooga FC Foundation, Executive Director (2015-present)
Chattanooga Christian School, Mathematics Teacher (2014-present)
Market Street Union, Business Owner (2000-present)
McCallie School, Mathematics Teacher (2010-2011)
Covenant College, Adjunct Professor at (CORE subjects) (1996-2000)

EDUCATION

Masters in Liberal Education, St. John's College (1996)
BS in Interdisciplinary Studies with concentrations in Education, Philosophy, History, Covenant College (1992)

INTERNATIONAL EXPERIENCE IN TEACHING

Covenant College Semester Abroad, Professor and Leader for 12 students to Slovakia and Honduras (1997/2000)
University Pelita Haripan (Indonesia), Teacher and Facilitator (2015)

COMMUNITY INVOLVEMENT

Chattanooga Boy's Preparatory Charter School, Board of Directors
Chattanooga 2.0, Ambassador
CO.STARTERS, Advisor